Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2019 and 2018 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and the nature of its critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the years ended December 31, 2018 and 2017, except for the adoption of IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. Refer to the section “Changes in Accounting Policies” in this MD&A for further details.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of August 1, 2019 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated March 28, 2019, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

SECOND QUARTER 2019 – SUMMARY

Operating summary

●	The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year is advancing as planned. To achieve the ramp-up, the Company increased the underground development rate to 1,000 meters per month to improve access to a greater number of stopes. As the mine plan progresses through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. As previously guided, both grade and tonnes are expected to be higher through the remainder of the year as the increased rate of underground development opens the mine and further improves access to reserves.

●	Gold production totaled 90,761 ounces, on track to achieve 2019 annual guidance, compared to 111,340 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.9 grams per tonne gold compared to 14.9 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.9% compared to 97.7% in the comparable period in 2018.

●	Process plant throughput averaged 3,562 tonnes per day for a total of 324,171 tonnes of ore compared to 2,604 tonnes per day for a total of 236,990 tonnes of ore in the comparable period in 2018.

Financial summary

●	The Company generated revenue of $113,202 compared to revenue of $146,478 in the comparable period in 2018. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $4,068 (2018 – loss of $2,579).

●	The sale of 85,953 ounces of gold contributed $107,644 of revenue at an average realized price(1) of $1,252 per ounce. In the comparable period in 2018, the sale of 115,309 ounces of gold contributed $147,417 of revenue at an average realized price(1) of $1,278 per ounce. The average realized price(1) was reduced by treatment costs and refining charges related to concentrate gold sales.

●	Total cost of sales was $83,413 or $970 per ounce of gold sold(1). For the three months ended June 30, 2018, total cost of sales was $86,408 or $749 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●	Total cash cost(1) was $702 per ounce of gold sold resulting in an average realized cash margin(1) of $550 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $548 per ounce of gold sold resulting in an average realized cash margin(1) of $730 per ounce of gold sold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	AISC(1) was $940 per ounce of gold sold, on track to achieve 2019 annual guidance. In the comparable period in 2018, AISC(1) was $648 per ounce of gold sold.

●	Earnings from mine operations were $29,789 compared to $60,070 in the comparable period in 2018.

●	Net earnings were $10,443 compared to $31,097 in the comparable period in 2018. Adjusted earnings(1) were $17,013 compared to $47,048 in the comparable period in 2018.

●	Cash generated by operations was $41,183 compared to $77,276 in the comparable period in 2018.

●	The Company repaid $44,667 of the Loan Facility (defined below) using cash generated from operations.

YEAR TO DATE 2019 – SUMMARY

Operating summary

●	Gold production totaled 169,941 ounces, on track to achieve 2019 annual guidance, compared to 187,029 ounces in the comparable period in 2018.

●	Mill feed grade averaged 8.8 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018.

●	Gold recoveries averaged 96.9% compared to 97.4% in the comparable period in 2018.

●	Process plant throughput averaged 3,422 tonnes per day for a total of 619,293 tonnes of ore compared to 2,754 tonnes per day for a total of 498,433 tonnes of ore in the comparable period in 2018.

Financial summary

●	The Company generated revenue of $216,321 compared to revenue of $235,900 in the comparable period in 2018. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $3,361 (2018 – loss of $1,746).

●	The sale of 167,387 ounces of gold contributed $210,002 of revenue at an average realized price(1) of $1,255 per ounce. In the comparable period in 2018, the sale of 183,960 ounces of gold contributed $234,685 of revenue at an average realized price(1) of $1,276 per ounce. The average realized price(1) was reduced by treatment costs and refining charges related to concentrate gold sales.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

●	Total cost of sales was $157,380 or $940 per ounce of gold sold(1). For the six months ended June 30, 2018, total cost of sales was $158,996 or $864 per ounce of gold sold(1). Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs. Total cost of sales was impacted by an increase in depreciation and depletion related to the updated 2019 Mineral Reserve (defined below) in April 2019 and in production costs primarily due to additional development and drilling.

●	Total cash cost(1) was $694 per ounce of gold sold resulting in an average realized cash margin(1) of $561 per ounce of gold sold. In the comparable period in 2018, total cash cost(1) was $657 per ounce of gold sold resulting in an average realized cash margin(1) of $619 per ounce of gold sold.

●	AISC(1) was $905 per ounce of gold sold, on track to achieve 2019 annual guidance. In the comparable period in 2018, AISC(1) was $783 per ounce of gold sold.

●	Earnings from mine operations were $58,941 compared to $76,904 in the comparable period in 2018.

●	Net earnings were $14,609 compared to $23,039 in the comparable period in 2018. Adjusted earnings(1) were $33,540 compared to $52,845 in the comparable period in 2018.

●	Cash generated by operations was $81,127 compared to $101,995 in the comparable period in 2018.

●	The Company repaid $64,667 of the Loan Facility using cash generated from operations reducing the outstanding balance on the Loan Facility to $415,333. We are on track to reduce our debt by approximately $140,000 from operating cash flow during 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the six months ended
In thousands of USD, except where noted		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating data
Ore mined (wet tonnes)	t	337,044	248,506	645,431	516,845
Mining rate	tpd	3,704	2,731	3,566	2,855
Ore milled (dry tonnes)	t	324,171	236,990	619,293	498,433
Head grade	g/t Au	8.9	14.9	8.8	11.9
Recovery	%	96.9	97.7	96.9	97.4
Mill throughput	tpd	3,562	2,604	3,422	2,754
Gold ounces produced	oz	90,761	111,340	169,941	187,029
Silver ounces produced	oz	135,797	118,205	244,031	212,935
Gold ounces sold	oz	85,953	115,309	167,387	183,960
Silver ounces sold	oz	104,442	118,366	201,416	202,600
Financial data
Revenue		$113,202	146,478	216,321	235,900
Earnings from mine operations		$29,789	60,070	58,941	76,904
Net earnings for the period		$10,443	31,097	14,609	23,039
Per share - basic	$/share	0.06	0.17	0.08	0.13
Per share - diluted	$/share	0.06	0.17	0.08	0.13
Adjusted earnings(1)		$17,013	47,048	33,540	52,845
Per share - basic(1)	$/share	0.09	0.26	0.18	0.29
Total cash and cash equivalents		$34,281	142,495	34,281	142,495
Cash generated by operating activities		$41,183	77,276	81,127	101,995
Total assets		$1,609,644	1,731,950	1,609,644	1,731,950
Long-term debt(2)		$411,595	292,330	411,595	292,330
Production costs (milled)	$/t	173	215	176	213
Total cash costs(1)	$/oz	702	548	694	657
All-in sustaining costs(1)	$/oz	940	648	905	783
Average realized price(1)	$/oz	1,252	1,278	1,255	1,276
Average realized cash margin(1)	$/oz	550	730	561	619

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	Long-term debt does not include the current portions of the Company’s Loan Facility and Offtake Obligation (defined below) in the amount of $75,609 as at June 30, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Credit Facility (defined below) and Offtake Obligation in the amount of $399,719.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

SECOND QUARTER 2019 – SUMMARY	3
YEAR TO DATE 2019 – SUMMARY	4
KEY OPERATING AND FINANCIAL STATISTICS	6
BUSINESS OVERVIEW	8
OPERATING RESULTS	8
2019 BRUCEJACK MINE DRILL PROGRAM	10
2019 OUTLOOK	11
UPDATED MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN	12
REGIONAL EXPLORATION	21
ADDITIONAL CLAIMS	22
FINANCIAL RESULTS	22
LIQUIDITY AND CAPITAL RESOURCES	30
SUMMARY OF QUARTERLY FINANCIAL RESULTS	33
COMMITMENTS	33
CONTINGENCIES	34
OFF-BALANCE SHEET ARRANGEMENTS	36
RELATED PARTY TRANSACTIONS	36
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	37
CHANGES IN ACCOUNTING POLICIES	38
NEW ACCOUNTING POLICIES	38
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	38
FINANCIAL INSTRUMENTS	39
EVENTS AFTER REPORTING DATE	41
NON-IFRS FINANCIAL PERFORMANCE MEASURES	41
OUTSTANDING SHARE DATA	47
INTERNAL CONTROL OVER FINANCIAL REPORTING	47
RISKS AND UNCERTAINTIES	47
STATEMENT REGARDING FORWARD-LOOKING INFORMATION	48
CAUTIONARY NOTE TO UNITED STATES INVESTORS	52

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a low-cost, high-grade gold underground mine that started commercial production in July 2017 and achieved steady state production in the second quarter of 2018. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes (3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day). Our current focus is the ramp-up of mill throughput to this rate.

Our exploration and evaluation assets are the Snowfield Project and Bowser Claims. The Snowfield Project mineral claims are in good standing until 2029, and we continue to conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029.

OPERATING RESULTS

Gold and silver production

During the three months ended June 30, 2019, the Brucejack Mine produced 90,761 ounces of gold and 135,797 ounces of silver. Gold production decreased 18% compared to the comparable period in 2018 where the Company produced 111,340 ounces of gold. The decrease in production was the result of a decrease in head grade as expected in the current mine plan and recovery offset by an increase in tonnes milled.

During the three months ended June 30, 2019, the Company sold 85,953 ounces of gold and 104,442 ounces of silver compared to 115,309 ounces of gold and 118,366 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was the result of decreased gold production and the timing of sales.

During the six months ended June 30, 2019, the Brucejack Mine produced 169,941 ounces of gold and 244,031 ounces of silver. Gold production decreased 9% compared to the comparable period in 2018 where the Company produced 187,029 ounces of gold. The decrease in production was the result of a decrease in head grade as expected in the current mine plan offset by an increase in tonnes milled.

During the six months ended June 30, 2019, the Company sold 167,387 ounces of gold and 201,416 ounces of silver compared to 183,960 ounces of gold and 202,600 ounces of silver in the comparable period in 2018. The decrease in gold ounces sold was the result of decreased gold production in the period.

As at June 30, 2019, there were 10,986 ounces of gold doré and 4,644 ounces of gold in concentrate in finished goods inventory recorded at cost of $798 per ounce which includes depreciation and depletion.

Processing

During the three months ended June 30, 2019, a total of 324,171 tonnes of ore, equivalent to a throughput rate of 3,562 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 236,990 tonnes of ore, equivalent to a throughput rate of 2,604 tonnes per day, were processed. During the six months ended June 30, 2019, a total of 619,293 tonnes of ore, equivalent to a throughput rate of 3,422 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 498,433 tonnes of ore, equivalent to a throughput rate of 2,754 tonnes per day, were processed. The tonnes of ore processed increased in the 2019 periods due to the planned production ramp-up to 3,800 tonnes per day following receipt of our amended permits in late 2018.

The modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are progressing on schedule. The most significant upgrade was the shift from concentrate bagging to a bulk loading system. The bulk loading system is now installed in its permanent location and is operating as a fully integrated component of the concentrate process. Modifications to the flotation circuit, which include upgraded pumps and piping and an additional cleaning cell for the flotation circuit will continue during regularly scheduled shutdowns as the final components are delivered.

The mill feed grade averaged 8.9 grams per tonne gold for the second quarter of 2019 compared to 14.9 grams per tonne gold in the comparable period in 2018. For the first half of 2019, the mill feed grade averaged 8.8 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade in the 2019 periods was the result of the mine progressing through lower grade areas and processing immediately available stopes that met the grade cut-off. The mill feed grade is expected to be higher through the remainder of the year.

Gold recovery for the second quarter of 2019 was 96.9% compared to 97.7% in the comparable period in 2018. Gold recovery for the first half of 2019 was 96.9% compared to 97.4% in the comparable period in 2018. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended June 30, 2019, 337,044 tonnes of ore were mined, equivalent to a mining rate of 3,704 tonnes per day compared to 248,506 tonnes of ore, equivalent to a mining rate of 2,731 tonnes per day in the comparable period in 2018. During the six months ended June 30, 2019, 645,431 tonnes of ore were mined, equivalent to a mining rate of 3,566 tonnes per day compared to 516,845 tonnes of ore, equivalent to a mining rate of 2,855 tonnes per day in the comparable period in 2018.

Underground development has successfully advanced towards the targeted rate of 1,000 meters per month, with 993 meters achieved for the month of June. Development is expected to continue at approximately 1,000 meters per month for the remainder of the year to ensure development remains ahead of production requirements to achieve a mining rate of 3,800 tonnes per day by year end.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the qualified person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended June 30, 2019, the Company incurred $7,967 on sustaining capital compared to $3,153 in the comparable period in 2018. Significant sustaining capital expenditures during the period included the purchase of underground drills and capitalized development costs. In the comparable period in 2018, sustaining capital expenditures were focused on the capitalized development costs and the installation of ground water wells.

During the six months ended June 30, 2019, the Company incurred $11,629 of sustaining capital expenditures compared to $7,624 in the comparable period in 2018. Significant sustaining capital expenditures during the period included the purchase of underground drills, capitalized development costs, access road development and the concentrate bulk loading system. In the comparable period in 2018, sustaining capital expenditures included the Smithers warehouse purchase, the grade control sampling station and gravity lab, capitalized development costs and the installation of ground water wells.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All level development is expensed.

2019 BRUCEJACK MINE DRILL PROGRAM

Testing the continuation of Brucejack-style mineralization at depth

To follow-up on the successful results of the 2019 deep underground exploration program carried out earlier this year (see news release dated June 5, 2019), a third deep hole, VU-2019, was added to the program to test both the extent of Brucejack-style mineralization and the porphyry potential directly below the Valley of the Kings deposit. Hole VU-2019, which is planned to reach a length of 2,000 meters, is targeting the center of a low resistivity anomaly approximately 1,400 meters below the Valley of the Kings deposit as identified from a CSMT (Controlled Source Magnetotelluric) geophysical program.

Hole VU-2019 is being drilled from the 1130 meter level of the Valley of the Kings underground development at an azimuth of 40 degrees and a dip of negative 85 degrees. The orientation of Hole VU-2019 was based on geological interpretations of key features of the Brucejack system, including geometry of late mineral dykes and potential major structures, alteration patterns, results of prior drill holes and downhole geochemical anomalies. Drilling in hole VU-2019 is over 70% completed, and an update will be provided following the receipt of assay results and further evaluation.

2019 Reserve definition and expansion drilling

The 70,000-meter 2019 underground drill program commenced early in the first quarter and is expected to improve reserve definition ahead of mining and to expand on the current Mineral Reserves at the Valley of the Kings. The first phase of the drill program, focusing on reserve definition at depth below the 1200 meter level, is complete. The second phase of the drill program, focusing on reserve definition westward towards the Brucejack fault, is now over 60% complete.

Opportunities for expansion are located at depth, to the west, to the east, and to the north-east of the currently defined Mineral Reserve where previous drill programs have indicated the continuation of high-grade gold mineralization. Underground development is underway to provide access for the third and fourth phases of the drill program targeting reserve expansion at depth and to the east of the current Mineral Reserves.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Pretivm’s Vice President, Geology and Chief Geologist is the QP responsible for the Brucejack Mine reserve definition, expansion and exploration drilling, and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

2019 OUTLOOK

2019 production guidance maintained

The Company remains on track to achieve its 2019 gold production guidance of 390,000 ounces to 420,000 ounces. The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year is advancing as planned. To achieve the ramp-up, the Company increased the underground development rate to 1,000 meters per month to improve access to a greater number of stopes. As the mine plan continues to progress through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. As a result, gold grade over the first half of the year was 8.8 grams per tonne with the gold grade expected to average approximately 10.4 grams per tonne for 2019. As previously guided, both grade and tonnes are expected to be higher through the remainder of the year as the increased rate of underground development opens the mine and further improves access to reserves.

2019 financial guidance

AISC(1) in the first half of the year was $905 per ounce of gold sold, above annual guidance range of $775 to $875 per ounce of gold sold. However, as production increases through the remainder of 2019 we expect AISC(1) to be within full-year guidance. AISC(1) guidance for the year includes approximately $30,000 for sustaining capital, of which $11,629 was spent in the first half of the year. Approximately $15,000 of the estimated sustaining capital is allocated for non-recurring expenditures.

UPDATED MINERAL RESERVE ESTIMATE, MINERAL RESOURCE ESTIMATE AND LIFE OF MINE PLAN

On April 4, 2019, we announced our updated Mineral Reserve (the “2019 Mineral Reserve”), Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) for the Brucejack Mine, which highlight the continued robust economics of the low-cost, long-life operation.

The 2019 Updates are detailed in the NI 43-101 Technical Report (the “2019 Report”), prepared by Tetra Tech Canada Inc. (“Tetra Tech”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective April 4, 2019. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “2014 Report”) before the mine was constructed and operating, and confirms Brucejack as a low-cost, high-grade gold producer.

For more information, refer to the 2019 Report, which is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Summary of 2019 Updates

The updated Life of Mine (“LOM”) plan highlights Brucejack’s low-cost, long life, with the Brucejack Mineral Reserve grade accounting for increased internal dilution from transverse longhole stoping.

●	2019 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)

o	Average annual production of over 520,000 ounces of gold over the first 5 years with average annual cash flow of $350,000 (post tax).

o	Average annual production of over 525,000 ounces of gold over the first 10 years and over 440,000 ounces of gold over the 14-year mine life.

o	Average operating costs of $166 per tonne milled over the first 10 years and average LOM operating costs of $168 per tonne milled.

o	At the mine level, average sustaining costs of $502 per ounce of gold sold over the first 10 years and average LOM sustaining costs of $502 per ounce of gold sold.

o	At the corporate level, average AISC of $535 per ounce of gold sold over the first 10 years and average LOM AISC of $539 per ounce of gold sold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

o	After tax net present value (“NPV”) of $2.59 billion ($3.6 billion pre-tax) was estimated using the following assumptions: (a) gold price of $1,300 per ounce; (b) silver price of $16.90 per ounce; (c) a foreign exchange rate of C$1.00:$0.775; and (d) a discount rate of 5% discount rate.

o	Based on 2019 Mineral Reserves; assumes no reserve expansion.

●	2019 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate

o	6.4 million ounces of gold (16.0 million tonnes grading 12.6 grams of gold per tonne).

o	The West Zone Mineral Reserves were not updated.

o	Excludes all Mineral Reserve material mined prior to January 1, 2019.

●	2019 Valley of the Kings Proven and Probable Mineral Reserve Estimate

o	5.8 million ounces of gold (13.1 million tonnes grading 13.8 grams of gold per tonne).

o	Proven Mineral Reserves of 700,000 ounces of gold (2.0 million tonnes grading 11.2 grams of gold per tonne).

o	Probable Mineral Reserves of 5.1 million ounces of gold (11.1 million tonnes grading 14.3 grams of gold per tonne).

o	Excludes all Mineral Reserve material mined prior to January 1, 2019.

2019 Brucejack Mine economics

The following table provides a summary of Brucejack economic results by metal price, based on the 2019 Updates:

	Low Case	Base Case	High Case
Gold Price ($/ounce)	$1,100	$1,300	$1,500
Silver Price ($/ounce)	$14.30	$16.90	$19.50
Net Cash Flow ($)	$3.62 billion (pre-tax) $2.63 billion (post-tax)	$4.87 billion (pre-tax) $3.43 billion (post-tax)	$6.13 billion (pre-tax) $4.22 billion (post-tax)
Net Present Value(1) (5.0% discount) ($)	$2.67 billion (pre-tax) $1.98 billion (post-tax)	$3.60 billion (pre-tax) $2.59 billion (post-tax)	$4.54 billion (pre-tax) $3.18 billion (post-tax)
Exchange Rate ($:C$)	0.775	0.775	0.775

(1)	NPV is discounted to January 2019.

Summary of 2019 Updates compared to prior reports and updates

The 2019 Updates are based on the six quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been decreased from 16.1 grams per tonne to 13.8 grams per tonne (a 14% decrease) to account for more internal waste than was anticipated in the Company’s 2016 Mineral Reserve update (see news release dated December 15, 2016). All estimated costs have been updated with actual costs from 2018. Areas of cost increase include labour, environmental compliance and snow removal. The NPV increase of 23% is attributable to the increase in production from 2,700 tonnes per day to 3,800 tonnes per day.

The following table provides a comparison of the main parameters of the 2019 Report and prior information:

	2019 Report	2014 Report, 2016 Mineral Reserve and 2017 Economics(3) Updates
Operating rate (tonnes per day)	3,800	2,700
Mine life (years)	14	18
Proven and Probable Mineral Reserve gold grade (g/t)	12.6	14.4(1)
Recoveries gold/silver (%)	96.5/87.9	96.7/90.0
LOM average annual gold production (’000 ounces)	441	404
LOM average operating costs ($/t)	C$217	C$163
LOM average mine site AISC(4) ($/ounce gold sold)	$502	$448
LOM average AISC(2,4) ($/ounce gold sold)	$539	N/A
USD:CAD exchange rate	0.775	0.92
NPV5 Pre-Tax/Post Tax ($’000,000)	$3,602/$2,587 ($1,300 Au/$16.90 Ag)	$3,210/$2,097 ($1,300 Au/$16.50 Ag)
NPV5 Pre-Tax/Post Tax ($’000,000)	$2,707/$2,009 ($1,100 Au/$16.90 Ag)	$2,250/$1,450 ($1,100 Au/$14.00 Ag)

(1)	The Mineral Reserves in the 2014 Report were updated for the Valley of the Kings in December 2016 (see news release dated December 15, 2016). The 2016 Proven and Probable Mineral Reserve grade for Brucejack (Valley of the Kings and West Zone) was 14.4 g/t Au.

(2)	2019 LOM AISC includes corporate administrative costs of $37 per ounce not included in the 2014 Report.

(3)	The Mine Economics in the 2014 Report were updated in February 2017 (see news release dated February 3, 2017).

(4)	Mine site AISC excludes 3,800 tpd expansion capital.

2019 Brucejack Mineral Reserve

The updated Mineral Reserve estimates by zone and Mineral Reserve category are summarized in the table below. The 2019 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated.

The following table provides the 2019 Brucejack Mine Total Mineral Reserve(1,2):

			Grade		Contained Metal
Zone		Ore Tonnes
		(Mt)	Au	Ag	Au	Ag
			(g/t)	(g/t)	(Moz)	(Moz)
Valley of the	Proven	2.0	11.2	11.8	0.7	0.7
Kings Zone	Probable	11.1	14.3	10.5	5.1	3.8
	Total	13.1	13.8	10.7	5.8	4.5
	Proven	1.4	7.2	383.0	0.3	17.4
West Zone	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.9	278.5	0.6	26.0
	Proven	3.4	9.5	166.5	1.0	18.1
Total Mine	Probable	12.6	13.4	30.8	5.4	12.4
	Total	16.0	12.6	59.3	6.4	30.5

(1)	Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2019.

(2)	Valley of the Kings Mineral Reserves based on $185/t net smelter return cut-off grade, $1,200 per ounce gold, $15.60 per ounce silver, C$:$ exchange rate of 1.00:0.78.

Validation of 2019 Mineral Reserve to actual mined and milled production in 2018

The 2019 Mineral Reserve process was validated by evaluating the complete Mineral Reserve process on the undepleted 2019 Mineral Resource model, creating mining shapes as if no mining had occurred. These generated shapes are referred to as 2019 Reserve Validation shapes. The 2019 Mineral Resource model that was contained within the validation shapes that are broadly coincident with the 2018 actual stope and development ore positions were compared to the 2018 milled and mined results. Applicable validation shapes were determined by the use of Cavity Monitoring Systems scans of the mined material for 2018.

The following table provides the validation of 2019 Brucejack Mine Mineral Reserve model compared to 2018 actual production:

Year	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)	Tonnes Difference	Ounce Difference
2018 Actuals	1,006	11.9	385	-	-
2019 Reserve Validation	801	15.4	397	20%	3%

The tonnage from the validation shapes is 20% less than actual mined while ounces produced are comparable. The primary cause for this is the mining of material outside of the 2019 validation shapes that were originally part of the 2016 Mineral Reserves. This additional material is not encompassed within the validation shapes and therefore would not be a part of the 2019 Reserves if these areas were to be mined again. The inclusion of uneconomic material (waste) within the mined stopes resulted in mining more tonnage at a lower grade in 2018 than would have been mined based on the 2019 Mineral Reserve validation shapes.

Mining and processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be developed in the second half of Brucejack’s 14-year mine life. The mine is planned to increase the processing rate from 2,700 tonnes per day to 3,800 tonne per day by year-end 2019 and mine a total of 15.8 million tonnes of ore for the 14 years at an average mill feed grade of 12.6 grams gold per tonne.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. The mill will be upgraded to use the same process flowsheet at an increased mill feed rate of 3,800 tonne per day. Predicted metallurgical recoveries over the life of mine average 96.5% and 87.4% for gold and silver, respectively. A total of 6.2 million ounces of gold and 26.0 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack.

The following table provides a summary of the life of mine projected production and processing(1):

Years	Tonnage(2) (t)	Development Meters(2) (m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production (’000 ounces)	Silver Production (’000 ounces)
1	1,235,000	10,924	10.6	11.2	407	392
2	1,371,000	10,950	12.0	11.3	512	445
3	1,383,000	8,550	13.0	11.7	563	462
4	1,386,000	8,550	13.6	10.2	592	404
5	1,387,000	8,550	12.3	17.5	533	663
6	1,388,000	7,350	13.5	20.7	586	779
7	1,388,000	7,240	14.3	52.1	613	1,993
8	1,380,000	4,370	13.9	93.7	594	3,637
9	1,180,000	3,530	12.6	85.6	457	2,832
10	1,180,000	1,010	12.0	130.3	436	4,371
11	902,000	1,320	10.8	87.7	299	2,220
12	826,000	920	14.4	119.3	366	2,793
13	571,000	250	9.8	220.1	171	3,634
14	177,000	100	7.4	269.4	40	1,387
Life of Mine	15,754,000	73,610	12.6	58.4	6,169	26,012

(1)	LOM begins on January 1, 2019. The Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2019.

(2)	Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.

(3)	Gold grade is estimated within a tolerance range of +/- 10% for the Proven Mineral Reserve, and +/- 15% for the Probable Mineral Reserve in the remaining years of production.

Capital and operating costs

The capital cost for the mine throughput upgrade to 3,800 tonnes per day is estimated at $22.5 million over the next three years, including a contingency of $3.8 million.

The following table provides the 3,800 tonnes per day expansion capital costs(1):

($ million)
Mine underground	2.4
Process and infrastructure	13.9
Total direct costs	16.3
Indirect costs (2)	2.4
Contingency (2)	3.8
Total capital cost	22.5

(1)	Year 2019-2020 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.

(2)	Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $200.8 million. The following table provides a summary of sustaining capital costs:

($ million)
Mining	51.6
Processing	33.5
Site services and surface maintenance	115.7
Total sustaining capital cost	200.8

Average LOM operating cost is estimated at $168 per tonne milled. The following table provides a summary of operating costs:

($/tonne)
Mining	74
Processing	22
Mine general and administrative	36
Surface services and others	36
Total operating cost	168

The following table provides a summary of AISC, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion:

($ million, except for cost per ounce)
Total cash costs(1)	$2,835
Reclamation cost accretion	$29
Sustaining capital expenditures	$201
Mine site sustaining costs(2)	$3,065
Gold sales (ounces)	6.1 ounces
Mine site sustaining cost per ounce of gold sold(3)	$502
Corporate administrative costs per ounce of gold sold	$37
AISC per ounce of gold sold	$539

(1)	Net of silver credits at base case silver price of $16.90 per ounce.

(2)	Excludes 3,800 tpd expansion capital.

(3)	Includes offsite shipping, treatment, refining charges and royalties.

2019 Brucejack Mineral Resource

The 2019 Mineral Resource estimate incorporates 76,697 meters of infill drilling in 1,275 drill holes and 18,250 meters of mapped underground development completed in the Valley of the Kings Zone since the 2016 Mineral Resource estimate (see news release dated July 15, 2016). The updated Mineral Resource reported by zone and confidence category is summarized in the table below. The Valley of the Kings Mineral Resource was updated in 2019, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

The following table provides the 2019 Brucejack Mine Mineral Resource Estimate(1-6):

			Grade		Contained Metal
Zone	Confidence	Ore Tonnes	Au	Ag	Au	Ag
	Category	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
	Measured	1.8	17.15	16.4	1.0	1.0
Valley of the	Indicated	11.9	17.15	15.4	6.6	5.9
Kings Zone	Total M+I	13.7	17.15	15.5	7.6	6.8
	Inferred	3.8	17.7	19.4	2.2	2.4
	Measured	2.4	5.85	347	0.5	26.8
West Zone	Indicated	2.5	5.86	190	0.5	15.1
	Total M+I	4.9	5.85	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
	Measured	4.2	10.71	205	1.5	27.8
Total Mine	Indicated	14.4	15.19	45.6	7.1	21.0
	Total M+I	18.6	14.2	81.6	8.5	48.7
	Inferred	7.8	12.0	51.3	3.0	13.0

(1)	Mineral Resources are reported inclusive of Mineral Reserves.

(2)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.

(5)	For comparative purposes only, the Brucejack Mineral Resource is reported at a gold equivalent value defined as AuEq = Au + Ag/53.

(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2019.

The 2019 Mineral Resource estimate for the Valley of the Kings Zone differs from the 2016 Mineral Resource estimate in that there are significantly more drill holes used in the estimation of the model, the classification has been adjusted to allow for the change in confidence as a result of the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and production volumes have been removed for all production prior to January 1, 2019. This has resulted in a reduction in the number of tonnes in the Measured and Indicated Resource categories. The 2019 Measured and Indicated Resource for the Valley of the Kings Zone is 13.7 million tonnes at 17.2 g/t Au compared to 16.4 million tonnes at 17.2 g/t Au in 2016.

Independent Qualified Persons

The following QPs as defined by NI 43-101 are independent of Pretivm and responsible for the 2019 Report, and each has reviewed, approved and verified the scientific and technical information contained in the 2019 Updates relating to his or her respective scope of responsibility, as applicable:

QP	Scope of Responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM (CP)	Geology and Mineral Resources
Mark Horan, P.Eng, MSc. Tetra Tech	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech	Surface Infrastructure; Capital Cost Estimate
Maritz Rykaart, PhD, P.Eng. SRK	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. ERM	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax	Geochemistry, Water Quality
Hamish Weatherly, M.Sc., P.Geo. BGC Engineering Inc.	Water Management
Trevor Crozier, M.Eng., P.Eng. BGC Engineering Inc.	Hydrogeology
Cathy Schmid, M.Sc., P.Eng. BGC Engineering Inc.	Underground Mine Geotechnical
Ed Carey, P.Eng BGC Engineering Inc.	Site Geotechnical

Longitudinal mining test stopes based on refined geological understanding

The plan for underground development and mining at the Valley of the Kings was based on the initial understanding that the high-grade gold was carried throughout the broad quartz stockwork running nominally east-west. Consequently, the 2014 Report selected transverse longhole stoping as the mining method for the Valley of the Kings, which provided for stopes up to 40 meters wide to be mined across the width of the quartz stockwork corridors.

The experience gained from over six quarters of mining at Brucejack and the Valley of the Kings has led to a refined understanding of the geology and controls on the gold mineralization. The high-grade gold mineralization is now understood to be carried in multiple zones of between 10 to 15 meters wide running nominally east-west within the broader quartz stockwork at the Valley of the Kings.

Based on improved understanding of the geology and controls on the gold mineralization longitudinal longhole stoping, mining along the direction of the corridors of high-grade gold mineralization, may be a better method of mining. Longitudinal longhole stoping is continuing to be tested and is expected to reduce the amount of internal waste within stopes, potentially increasing the average stope grade, and reducing the amount of underground development. If successful, an updated Mineral Reserve and life of mine plan will be prepared for year end with longitudinal longhole stoping included in the mining method and incorporating the reserve expansion drilling from this year’s drill program.

Production and cash flows

Over the next five years, estimated gold production of over 2.6 million ounces of gold is expected to generate cash flows of $1.7 billion, which are more than sufficient to pay down the scheduled debt maturities of approximately $580 million. Capital allocation strategy for 2019 is focused on organic growth and paying down debt. Capital allocation for 2020 and beyond will be addressed later this year.

Scientific and technical information in this “Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of the MD&A not set out in the 2019 Report has been reviewed, approved and verified by Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat, Pretivm’s Vice President, Geology and Chief Geologist and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager, each of whom is a QP as defined in NI 43-101.

REGIONAL EXPLORATION

Results of the 8,000-meter regional exploration drill program conducted on the Bowser Claims in 2018 confirm the presence of Brucejack style high-grade gold mineralization hosted in broad zones of low-grade stockwork. The drilling also confirmed that the property has potential to host intrusion-related copper-gold mineralization, high-level epithermal mineralization and volcanogenic massive sulphide mineralization similar to the Eskay Creek Mine.

The 2019 grassroots exploration program on the Company’s Bowser Claims is underway. The program is evaluating several distinct areas that have the potential to host Eskay Creek-style VMS deposits and high-grade, epithermal related gold systems and includes a minimum of 5,000 meters of drilling. Two drills are currently testing the high-priority VMS targets on the northern and central parts of the property. A third drill was mobilized to site in mid-July to test epithermal targets on the southern part of the property. The grassroots exploration program will continue through the summer and also includes: sampling, regional mapping, prospecting, airborne geophysics, ground geophysics, and hyperspectral mapping.

The wholly-owned, approximately 1,200-square-kilometer Bowser Claims, located east of the Brucejack Mine are comprised of 337 claims with an area of 120,811 hectares and include the American Creek, A6, Virginia K, Canoe, and Koopa Zones, along with the recently discovered Upper Kirkham Zone.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grass-roots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Revenue	$113,202	$146,478	$216,321	$235,900

Cost of sales	83,413	86,408	157,380	158,996

Earnings from mine operations	29,789	60,070	58,941	76,904

Corporate administrative costs	4,305	3,390	8,272	5,888

Operating earnings	25,484	56,680	50,669	71,016

Interest and finance expense	(8,782)	(16,422)	(18,182)	(32,061)
Interest and finance income	236	420	523	622
Foreign exchange (loss) gain	(379)	16	(695)	(67)
(Loss) gain on financial instruments at fair value	(3,467)	3,581	(10,993)	944

Earnings before taxes	13,092	44,275	21,322	40,454

Current income tax expense	(1,051)	(1,708)	(1,977)	(2,334)
Deferred income tax expense	(1,598)	(11,470)	(4,736)	(15,081)

Net earnings for the period	$10,443	$31,097	$14,609	$23,039

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	-	1,926	-	3,864

Comprehensive earnings for the period	$10,443	$33,023	$14,609	$26,903

Three months ended June 30, 2019 compared to the three months ended June 30, 2018

Net earnings for the three months ended June 30, 2019 were $10,443 compared to $31,097 for the comparable period ended June 30, 2018. The decrease in net earnings was mainly attributed to a decrease in earnings generated from operations due to less ounces produced and subsequently sold, an increase in the loss on financial instruments at fair value offset by a decrease in interest and finance expense. Earnings from mine operations were $29,789 for the three months ended June 30, 2019 compared to $60,070 for the three months ended June 30, 2018.

Net comprehensive earnings for the three months ended June 30, 2019 were $10,443 compared to net comprehensive earnings of $33,023 for the comparable period ended June 30, 2018. With the repurchase of the stream obligation on December 18, 2018, there was no fair value change attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) (2018 - $1,926).

Revenue

For the three months ended June 30, 2019, the Company generated revenue of $113,202, which included $109,134 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $4,068. During the comparable period in 2018, the Company generated revenue of $146,478 which included $149,057 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $2,579.

For the three months ended June 30, 2019, the Company sold 85,953 ounces of gold, at an average realized price(1) of $1,252 per ounce generating $107,644 in revenue from contracts with customers. The Company sold 104,442 ounces of silver generating $1,490 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $5,795, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the three months ended June 30, 2019 was $1,309 per ounce of gold (2018 - $1,306).

Cost of sales

Total cost of sales for the three months ended June 30, 2019 were $83,413 or $970 per ounce of gold sold(1) compared to $86,408 or $749 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, loss on disposal of plant and equipment and changes in inventories reflecting the difference between produced and sold ounces.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended June 30, 2019 were $57,157 compared to $59,580 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	June 30, 2019			June 30, 2018

Ore mined (tonnes)	337,044			248,506
Ore milled (tonnes)	324,171			236,990
Mining(1)	$31,452	$/t	93	$25,996	$/t	105
Processing(2)	5,647		17	4,623		20
Surface services and other(2)	8,164		25	10,250		43
Mine general and administrative(2)	10,698		33	9,970		42
Total production costs(2)	$55,961	$/t	173	$50,839	$/t	215

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of salaries and benefits and supplies and consumables offset by a decrease in consultants and contractors related to surface operations. During the quarter, costs were incurred for level development at the Brucejack Mine at an average of approximately 940 meters (2018 – 740 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended June 30, 2019, the average foreign exchange rate was C$1.3377 to $1.00 (2018 – C$1.2911 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended June 30, 2019 was $20,650 compared to $20,875 in the comparable period in 2018. The decrease in depreciation and depletion was due to decreased production and timing of sales offset by an increase due to the decrease in Mineral Reserve.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended June 30, 2019 was $920 compared to $689 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory).

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended June 30, 2019 were $1,430 (2018 – $152) and $3,246 (2018 – $4,802), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $3,178 (2018 – $4,521). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Loss on disposal of plant and equipment

The Company incurred a loss on the disposal of plant and equipment for the three months ended June 30, 2019 in the amount of $10 (2018 – nil).

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended June 30, 2019 were $702 per ounce of gold sold compared to $548 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to decreased gold production and fewer gold ounces sold in the period.

AISC(1) for the three months ended June 30, 2019 totaled $940 per ounce of gold sold compared to $648 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to fewer gold ounces sold and increased sustaining capital expenditures in the period. Sustaining capital expenditures amounted to $7,967 (including $499 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended June 30, 2019 were $4,305 compared to $3,390 in the comparable period in 2018.

Salaries and benefits for the three months ended June 30, 2019 were $1,384 compared to $827 in the comparable period in 2018. The increase in salaries and benefits was due to increased salaries and the accrual of bonuses for corporate employees.

Share-based compensation for the three months ended June 30, 2019 was $1,392 compared to $1,161 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Interest and finance expense

During the three months ended June 30, 2019, the Company incurred interest and finance expense of $8,782 compared to $16,422 in the comparable period in 2018. The Company incurred $6,502 (2018 – nil) in interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). In the comparable period, the Company incurred $14,148 in interest expense related to its $350,000 senior secured term construction credit facility (the “Credit Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% to 5.8%.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance income

During the three months ended June 30, 2019, the Company earned interest and finance income of $236 compared to $420 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period as the Company used excess cash to repay a portion of its Loan Facility.

Loss on financial instruments at fair value

During the three months ended June 30, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we move from 2,700 tonnes per day to 3,800 tonnes per day, an increase in future gold prices, a decrease in interest rates and a decrease in credit spread.

The change in fair value of the Offtake Obligation resulted in a loss of $3,467 (2018 – gain of $4,244). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the stream obligation of $5,130 and a fair value gain on the prepayment and extension options in the Credit Facility of $4,467.

Current and deferred income taxes

For the three months ended June 30, 2019, current income tax expense was $1,051 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $1,708 in the comparable period in 2018. For the three months ended June 30, 2019, deferred income tax expense was $1,598 compared to $11,470 in the comparable period in 2018.

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC Mineral Tax is calculated in CAD. As the Brucejack Mine has reached steady-state operations and previously unrecognized tax benefits have been recorded, the anticipated effective tax rate on mine operating earnings is 36.5% in future periods. Corporate administrative costs, interest and finance expense and other items will be deductible for federal and provincial income taxes only.

For the three months ended June 30, 2019, our effective tax rate, including both current and deferred income taxes, was 20.2%. The effective tax rate was impacted by the effect of foreign exchange on our BC Mineral Tax pools and the fair value adjustments related to the Offtake Obligation. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

Six months ended June 30, 2019 compared to the six months ended June 30, 2018

Net earnings for the six months ended June 30, 2019 were $14,609 compared to $23,039 for the comparable period ended June 30, 2018. The decrease in net earnings was mainly attributed to a decrease in earnings generated from operations, an increase in the loss on financial instruments at fair value offset by a decrease in interest and finance expense and deferred income tax expense. Earnings from mine operations were $58,941 for the six months ended June 30, 2019 compared to $76,904 for the six months ended June 30, 2018.

Net comprehensive earnings for the six months ended June 30, 2019 were $14,609 compared to net comprehensive earnings of $26,903 for the comparable period ended June 30, 2018. With the repurchase of the stream obligation on December 18, 2018, there was no fair value change attributable to the change in credit risk of financial instruments designated at FVTPL (2018 - $3,864).

Revenue

For the six months ended June 30, 2019, the Company generated revenue of $216,321 which included $212,960 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $3,361. During the comparable period in 2018, the Company generated revenue of $235,900 which included $237,646 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $1,746.

For the six months ended June 30, 2019, the Company sold 167,387 ounces of gold, at an average realized price(1) of $1,255 per ounce generating $210,002 in revenue from contracts with customers. The Company sold 201,416 ounces of silver generating $2,958 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $10,914, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the six months ended June 30, 2019 was $1,307 per ounce of gold (2018 - $1,318).

Cost of sales

Total cost of sales for the six months ended June 30, 2019 were $157,380 or $940 per ounce of gold sold(1) compared to $158,996 or $864 per ounce of gold sold(1) in the comparable period in 2018. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, loss on disposal of plant and equipment and changes in inventories reflecting the difference between produced and sold ounces.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Production costs

Production costs, after adjustments for changes in inventories, for the six months ended June 30, 2019 were $110,159 compared to $113,200 in the comparable period in 2018. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the six months ended
except for tonnes and per tonne data	June 30, 2019			June 30, 2018

Ore mined (tonnes)	645,431			516,845
Ore milled (tonnes)	619,293			498,433
Mining(1)	$58,902	$/t	91	$50,130	$/t	97
Processing(2)	11,639		19	10,630		21
Surface services and other(2)	17,107		28	24,885		50
Mine general and administrative(2)	21,322		34	20,408		41
Total production costs(2)	$108,970	$/t	176	$106,053	$/t	213

(1)	Cost per tonne data is based on mined tonnes.

(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of salaries and benefits and supplies and consumables, offset by a decrease in consultants and contractors related to surface operations. During the six months ended June 30, 2019, costs were incurred for level development at the Brucejack Mine at an average of approximately 880 meters (2018 – 750 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the six months ended June 30, 2019, the average foreign exchange rate was C$1.3336 to $1.00 (2018 – C$1.2781 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the six months ended June 30, 2019 was $36,741 compared to $33,867 in the comparable period in 2018. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve and the addition of ROU assets (defined below) in the period as a result of transition to IFRS 16 offset by decreased production and timing of sales.

The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the six months ended June 30, 2019 was $1,503 compared to $1,240 in the comparable period in 2018. The increase in site share-based compensation was due to an increase in the Company’s share price for valuation of its cash-settled restricted share units offset by timing of sales (movement of costs in inventory).

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the six months ended June 30, 2019 were $2,711 (2018 – $209) and $6,255 (2018 – $10,480), respectively. The increase in royalty expense was due to the 1.2% NSR Royalty. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $6,133 (2018 – $9,695). The decrease in transportation costs were primarily due to our transition from trucking container shipments of concentrate inventory out of Prince Rupert, British Columbia to bulk shipments through Stewart, British Columbia.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the six months ended June 30, 2019 were $694 per ounce of gold sold compared to $657 per ounce of gold sold in the comparable period in 2018. Total cash costs(1) increased due to decreased gold production and fewer gold ounces sold in the period.

AISC(1) for the six months ended June 30, 2019 totaled $905 per ounce of gold sold compared to $783 per ounce of gold sold in the comparable period in 2018. AISC(1) increased due to fewer gold ounces sold and increased sustaining capital expenditures in the period. Sustaining capital expenditures amounted to $11,629 (including $1,210 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the six months ended June 30, 2019 were $8,272 compared to $5,888 in the comparable period in 2018.

Share-based compensation for the six months ended June 30, 2019 was $2,326 compared to $1,349 in the comparable period in 2018. The increase in share-based compensation was due to the increase in the Company’s share price for valuation of its cash-settled restricted share units.

Salaries and benefits for the six months ended June 30, 2019 were $2,454 compared to $1,672 in the comparable period in 2018. The increase in salaries and benefits was due to increased salaries and the accrual of bonuses for corporate employees.

Interest and finance expense

During the six months ended June 30, 2019, the Company incurred interest and finance expense of $18,182 compared to $32,061 in the comparable period in 2018. The Company incurred $13,780 (2018 – nil) in interest expense related to its Loan Facility. In the comparable period, the Company incurred $27,641 in interest expense related to the Credit Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on debt from 15.0% to 5.8%.

Interest and finance income

During the six months ended June 30, 2019, the Company earned interest and finance income of $523 compared to $622 in the comparable period in 2018. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period as the Company used excess cash to repay a portion of its Loan Facility.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Loss on financial instruments at fair value

During the six months ended June 30, 2019, the changes in fair value of the Offtake Obligation was a function of changes to the estimated production schedule, as we move from 2,700 tonnes per day to 3,800 tonnes per day, an increase in future gold prices, a decrease in interest rates and a decrease in credit spread.

The change in fair value of the Offtake Obligation resulted in a loss of $10,993 (2018 – gain of $6,053). In the comparable period in 2018, the loss on financial instruments at fair value was also impacted by a fair value loss on the stream obligation of $9,775 and a fair value gain on the prepayment and extension options in the Credit Facility of $4,666.

Current and deferred income taxes

For the six months ended June 30, 2019, current income tax expense was $1,977 related to the 2% net current proceeds portion of the BC Mineral Tax compared to $2,334 in the comparable period in 2018. For the six months ended June 30, 2019, deferred income tax expense was $4,736 compared to $15,081 in the comparable period in 2018.

For the six months ended June 30, 2019, our effective tax rate, including both current and deferred income taxes, was 31.5%. The effective tax rate was impacted by the effect of foreign exchange on our BC Mineral Tax pools and the fair value adjustments related to the Offtake Obligation. We will continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at June 30, 2019 totaled $34,281, decreasing by $11,126 from $45,407 as at December 31, 2018. The decrease in cash and cash equivalents was attributable to a decrease in cash flows generated from operations of the Brucejack Mine, an increase in cash outflows related to principal repayments on the Loan Facility offset by a decrease in sustaining capital expenditures.

The Company has a working capital(1) deficit of $51,366 as at June 30, 2019 compared to a deficit of $48,163 as at December 31, 2018. Management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2019. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt funding, will enable the Company to meet its capital requirements.

At June 30, 2019, $18,000 was available under our Loan Facility for additional liquidity.

We generated cash from operations of $81,127 for the six months ended June 30, 2019 compared to $101,995 in the comparable period in 2018. For the six months ended June 30, 2019, the Company delivered 168,219 ounces of gold pursuant to its Offtake Obligation. The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $1,744 (2018 – $2,281) due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $26,256 and inventories of $26,119 (valued at cost) offset by accounts payable and accrued liabilities of $62,413.

Receivables and other is comprised primarily of $22,315 of trade receivables, $2,337 of prepayments and deposits and $1,502 of Goods and Services Tax refunds. Inventory is comprised of $13,303 in materials and supplies, $12,479 in finished metal and $337 in in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $46,879, the current portion of lease obligations of $5,843, the employee benefit liability of $4,585 and the current portion of the restricted share unit liability of $2,268. Trade payables and accrued liabilities includes $6,402 of remaining construction related payables and holdbacks.

During the six months ended June 30, 2019, the exercise of share options awards provided us with $2,278 (2018 – $1,104) of additional liquidity.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the corresponding unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three and six months ended June 30, 2019 and 2018:

In thousands of USD	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cash flow information
Cash generated by operations	$41,183	$77,276	$81,127	$101,995
Cash used in investing activities	(6,827)	(5,352)	(11,752)	(14,892)
Cash generated by (used in) financing activities	(51,270)	604	(81,129)	(164)
Effect of foreign exchange rate changes on cash and cash equivalents	327	(573)	628	(729)
Change in cash and cash equivalents	$(16,587)	$71,955	$(11,126)	$86,210

The Company generated $41,183 and $81,127 in operating cash flows for the three and six months ended June 30, 2019 respectively, compared to $77,276 and $101,995 for the respective comparable period in 2018. The decrease in cash flows generated from operations is primarily due to fewer gold ounces produced and subsequently sold in the period.

The Company used $51,270 in financing cash flow for the three months ended June 30, 2019 (2018 – generated $604). The increase in financing cash flows used was the result of $44,667 in repayments on the Loan Facility, payment of $6,893 in interest related to the Loan Facility and lease payments of $1,628 offset by proceeds from the exercise of share options of $2,018. In the comparable period in 2018, the Company generated cash flows from the exercise of share options of $747 offset by $143 for finance lease payments (reported under IAS 17, defined below).

The Company used $81,129 in financing cash flows for the six months ended June 30, 2019 (2018 – $164). The increase in financing cash flows used was the result of $64,667 in repayments on the Loan Facility, payment of $15,289 in interest related to the Loan Facility and convertible notes and lease payments of $3,184. In the comparable period in 2018, the Company paid interest in the amount of $1,125 to the holders of the convertible notes and $143 for finance lease payments (reported under IAS 17) offset by $1,104 of proceeds from the exercise of share options.

Cash used in investing activities for the three and six months ended June 30, 2019 was $6,827 and $11,752 respectively, compared to $5,352 and $14,892 in the respective comparable period on 2018. For the 2019 periods, cash used in investing activities related to sustaining capital expenditures and exploration and evaluation expenditures. In the comparable period in 2018, cash used in investing activities also included the payment of construction-related payables.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2019	2019	2018	2018	2018	2018	2017	2017
except per share data	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$113,202	$103,119	$108,596	$110,060	$146,478	$89,422	$107,058	$70,875
Earnings from mine operations	$29,789	$29,152	$36,117	$37,608	$60,070	$16,834	$26,890	$25,963
Net earnings (loss)	$10,443	$4,166	$2,847	$10,734	$31,097	$(8,058)	$(2,720)	$(6,975)
Comprehensive earnings (loss)	$10,443	$4,166	$3,535	$11,725	$33,023	$(6,120)	$(2,720)	$(6,975)
Earnings (loss) per share -
Basic	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)
Diluted	$0.06	$0.02	$0.01	$0.06	$0.17	$(0.04)	$(0.01)	$(0.04)
Total assets	$1,609,644	$1,625,855	$1,613,418	$1,771,543	$1,731,950	$1,678,657	$1,671,537	$1,673,601
Long-term liabilities(1)	$550,196	$579,873	$573,659	$178,088	$408,597	$395,208	$388,558	$736,582
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$34,281	$50,868	$45,407	$190,318	$142,495	$70,540	$56,285	$53,774
Mineral properties, plant and equipment	$1,521,301	$1,530,763	$1,522,919	$1,534,908	$1,542,419	$1,556,945	$1,564,860	$1,566,889

(1)	Long-term debt does not include the current portions of the Company’s Loan Facility and Offtake Obligation in the amount of $75,609 as at June 30, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Credit Facility and Offtake Obligation in the amount of $399,719.

COMMITMENTS

The following table provides our contractual obligations as of June 30, 2019:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$424	$51	$-	$20,453	$20,928
Lease obligations	6,568	9,032	2,664	-	18,264
Purchase commitments	9,645	-	-	-	9,645
Short-term lease commitments	560	-	-	-	560

Financing activities:
Principal repayments on Loan Facility	66,667	133,333	215,333	-	415,333
Repayment of convertible notes	2,250	104,500	-	-	106,750
Interest payments on Loan Facility(1)	20,630	28,657	5,081	-	54,368
	$106,744	$275,573	$223,078	$20,453	$625,848

(1)	Interest payments on Loan Facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of a cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the six months ended June 30, 2019, $2,447 (2018 – nil) was expensed to royalties and selling costs in the statement of earnings.

Commitments – Offtake Obligation

Under the offtake agreement dated September 15, 2015 entered into by the Company in connection with the construction financing for the Brucejack Mine (the “Offtake Agreement”), we are obligated to sell 100% of refined gold up to 7,067,000 ounces to the offtake counterparties (the “Offtake Obligation”). The final purchase price to be paid by each purchaser under the Offtake Obligation will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian Class Action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Legislation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Compliant. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. The retirement allowance, in the amount of C$6,000, remains a current liability as at June 30, 2019. The Exec Chair is also entitled, on termination without cause, including following a change of control, to his base salary for the remainder of his term as the Exec Chair, the retirement allowance and a pro-rated bonus for any period for which the Exec Chair was not awarded a bonus up to the end of his term as the Exec Chair. On May 2, 2019, the Company announced that the Exec Chair will be retiring from the Company on December 31, 2019. The Company’s Board of Directors has undertaken a succession plan to ensure a smooth transition and will elect a new Chair prior to year-end. It has also initiated a search process to identify a new director.

Under the employment agreements, our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities.

Key accounting policy judgments

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of June 30, 2019.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of June 30, 2019.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its Mineral Reserves and Resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires various assumptions, including those about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves pursuant to the 2019 Updates impacted the calculation of depreciation and depletion expense beginning the second quarter of 2019.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

CHANGES IN ACCOUNTING POLICIES

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Discussion and analysis of the changes in our accounting policies during the financial year ended December 31, 2018 and subsequent periods, including the details of the impact on adoption of IFRS 16 are included in our MD&A for the years ended December 31, 2018 and 2017 and our MD&A for the three months ended March 31, 2019 and 2018.

NEW ACCOUNTING POLICIES

Our significant accounting policies, including those initially adopted during the financial year ended December 31, 2018, are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2018 and 2017. New accounting policies adopted during the period related to the Company’s adoption of IFRS 16 and are described in our MD&A for the three months ended March 31, 2019 and 2018.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the restricted share unit liability and deferred share unit liability, the debt portion of the convertible notes, the Loan Facility and the derivative Offtake Obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the Loan Facility are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The restricted share unit liability and deferred share unit liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Derivative instruments, including embedded derivatives, such as the Offtake Obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities including lease obligations, which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the Offtake Obligation which is accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables and the Offtake Obligation (a derivative liability). Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its doré gold to counterparties to its Offtake Obligation and its concentrate gold to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product. Notwithstanding the Offtake Obligation, the Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gold ounces sold	85,953	115,309	167,387	183,960
Cost of sales per ounce sold reconciliation
Cost of sales	$83,413	$86,408	$157,380	$158,996
Cost of sales per ounce of gold sold	$970	$749	$940	$864

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance. Total cash costs for the three and six months ended June 30, 2019 and 2018 are not comparable due to the adoption of IFRS 16.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gold ounces sold	85,953	115,309	167,387	183,960
Total cash costs reconciliation
Cost of sales	$83,413	$86,408	$157,380	$158,996
Less: Depreciation and depletion	(20,650)	(20,875)	(36,741)	(33,867)
Less: Site share-based compensation	(919)	(689)	(1,503)	(1,240)
Less: Silver revenue	(1,490)	(1,640)	(2,958)	(2,961)
Total cash costs	$60,354	$63,204	$116,178	$120,928
Total cash costs per ounce of gold sold	$702	$548	$694	$657

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Effective January 1, 2019, the Company adopted the WGC’s revised definition for AISC which includes cash payments from sustaining leases to address the adoption of IFRS 16.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gold ounces sold	85,953	115,309	167,387	183,960
All-in sustaining costs reconciliation
Total cash costs	$60,354	$63,204	$116,178	$120,928
Sustaining capital expenditures (1)	7,967	3,153	11,629	7,624
Accretion on decommissioning and restoration provision	120	141	264	296
Treatment and refinery charges	5,698	4,229	10,750	8,120
Payments on lease obligations	1,628	-	3,184	-
Site share-based compensation	919	689	1,503	1,240
Corporate administrative costs (2)	4,113	3,358	7,987	5,824
Total all-in sustaining costs	$80,799	$74,774	$151,495	$144,032
All-in sustaining costs per ounce of gold sold	$940	$648	$905	$783

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue from contracts with customers(1)	$109,134	$149,057	$212,960	$237,646
Less: Silver revenue	(1,490)	(1,640)	(2,958)	(2,961)
Gold revenue(2)	$107,644	$147,417	$210,002	$234,685
Gold ounces sold	85,953	115,309	167,387	183,960
Average realized price	$1,252	$1,278	$1,255	$1,276
Less: Total cash costs per ounce of gold sold	(702)	(548)	(694)	(657)
Average realized cash margin per ounce of gold sold	$550	$730	$561	$619

(1)	Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $5,795 and $10,914 (2018 – $4,305 and $8,273) for the three and six months ended June 30, 2019, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $5,698 and $10,750 (2018 – $4,229 and $8,120) for the three and six months ended June 30, 2019, respectively.

(2)	Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $4,068 and $3,361 (2018 – loss of $2,579 and $1,746) for the three and six months ended June 30 2019, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value, amortization of discount on Credit Facility, amortization of Loan Facility transaction costs, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per share data	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Basic weighted average shares outstanding	184,400,998	182,464,495	184,297,426	182,421,838
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$10,443	$31,097	$14,609	$23,039
Adjusted for:
Loss (gain) on financial instruments at fair value	3,467	(3,581)	10,993	(944)
Amortization of discount on Credit Facility	-	6,674	-	12,908
Amortization of Loan Facility transaction costs	117	-	441	-
Accretion on convertible notes	1,388	1,388	2,761	2,761
Deferred income tax expense	1,598	11,470	4,736	15,081
Adjusted earnings	$17,013	$47,048	$33,540	$52,845
Adjusted basic earnings per share	$0.09	$0.26	$0.18	$0.29

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousand of USD	June 30, 2019	December 31, 2018
Current assets	$86,656	$88,470
Current liabilities(1)	138,022	136,633
Working capital deficit	$(51,366)	$(48,163)

(1)	As at June 30, 2019, current liabilities include the current portion of the Loan Facility and Offtake Obligation in the amount of $75,609. As at December 31, 2018, current liabilities include the current portion of the Loan Facility and Offtake Obligation in the amount of $85,961.

OUTSTANDING SHARE DATA

As at August 1, 2019, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	184,595,316			-
Stock options	4,105,794	$6.55 - $15.17	CAD	2.16
Convertible notes	6,250,000	$16.00	USD	2.87
Restricted share units(1)	716,994		CAD	1.89
Performance share units(1)	166,085		CAD	1.92
	195,834,189

(1)	The Company may settle restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or common shares of the Company, on a basis of one common share for each RSU or zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the six months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2019 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as ” “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and the Company’s expectations around achieving such guidance; our future operational and financial results, including estimated cash flows and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; payment of debt, operating and other obligations and requirements including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and management and board of directors succession plans. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of restrictive covenants in the Offtake Agreement and pursuant to the Loan Facility;

●	our ability to satisfy commitments under the Offtake Agreement;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production and production cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine (as defined herein) or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties;

●	our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues in the future;

●	our history of negative operating cash flow, incurred losses and accumulated deficit;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risk in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our governance;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	we are limited in our ability to, and may not, pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2018 and 2017, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Technical disclosure set out in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC under its Industry Guide 7 (“Guide 7”), and Mineral Reserve and Resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies reporting pursuant to Guide 7. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.

Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under Guide 7. Accordingly, Mineral Reserves estimates included in this MD&A may not qualify as “reserves” under Guide 7. Guide 7’s current disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC.

United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of the “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” reported in this MD&A exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in-place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into Guide 7-defined mineral reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of Guide 7. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with Guide 7.